Exhibit 11

CELSION CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Net loss from continuing operatons - basic and diluted	$(4,340,070)	$(3,650,712)	$(10,852,077)	$(11,515,968)
Net income from discontinued operations - basic and diluted	$—	$33,054	$—	$49,755,211
Net (loss) / income - basic and diluted	$(4,340,070)	$(3,617,658)	$(10,852,077)	$38,239,243
Weighted average shares outstanding - basic	10,149,055	10,774,497	10,146,339	10,764,878
Dilutive securities - options and warrants	—	—	—	761,839
Adjusted weighted average shares outstanding - dilutive	10,149,055	10,774,497	10,146,339	11,526,717
Net loss from continuing operations per common share - basic	$(0.43)	$(0.34)	$(1.07)	$(1.07)
Net loss from continuing operations per common share - diluted	$(0.43)	$(0.34)	$(1.07)	$(1.07)
Net income from discontinued operations per common share - basic	$—	$0.00	$—	$4.62
Net income from discontinued operations per common share - diluted	$—	$0.00	$—	$4.32
Net (loss) / income per common share - basic	$(0.43)	$(0.34)	$(1.07)	$3.55
Net (loss) / income per common share - diluted	$(0.43)	$(0.34)	$(1.07)	$3.32

•                  For the three and nine month periods ended September 30, 2008 outstanding warrants and options that can be converted into Common Stock are not included as their effect was anti-dilutive.